

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2024

Jason Combs
Chief Financial Officer
The E.W. Scripps Company
312 Walnut Street
Cincinnati, OH 45202

      Re: The E.W. Scripps Company
           Form 10-K for Fiscal Year Ended December 31, 2022
           File No. 001-10701

Dear Jason Combs:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Technology

cc: Dan Perschke, Controller